September 10, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen   s Road Central, Hong Kong

       Re: Cre8 Enterprise Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 5, 2024
           File No. 333-281629
Dear Sze Ting Cho:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Part II - Information Not Required In the Prospectus
Item 8. Exhibits and Financial Statement Schedules
Exhibit Index
Exhibit 99.7 Opinion of Guangdong Wesley Law Firm, PRC Counsel to the Registrant, regarding certain PRC law matters, page II-3

1.     We note the statement on page 1 that the opinion relates to this
offering,    which includes
       the shares issued pursuant to the over-allotment option exercised by the underwriter on
       August 2, 2024.    Please tell us whether you have issued the
over-allotment shares prior to
       the effectiveness of your registration statement, or revise.
2.     We note counsel   s opinion on pages 4 and 7. Please substantively
revise this section to
       clearly opine on each representation in the registration statement as attributed to your
       PRC counsel. Refer to the cover page and pages 7, 13 to 16, 30, and 32 to 33 in the
 September 10, 2024
Page 2

       registration statement. Alternatively, the opinion may cross-reference the specific sections in the registration statement where such representations are located.
3.     We note the statement on page 8 that    this opinion may not be relied
upon by any other
       persons or corporate entities other than the Company, SEC and NASDAQ, and shall not be used for any other purpose or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent. Purchasers of the securities in the offering are entitled to rely on the opinion. As such, please have counsel provide an updated opinion that eliminates the limitation on reliance.
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Mengyi    Jason    Ye